August 18, 2017

Karl Hiller

Branch Chief, Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Frank’s International N.V.
Form 10-K for the Fiscal Year ended December 31, 2016
Filed February 24, 2017
File No. 001-36053

Ladies and Gentlemen:

Set forth below are the responses of Frank’s International N.V. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 7, 2017, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “10-K”), filed with the Commission on February 24, 2017.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the 10-K unless otherwise specified.

Form 10-K for the Fiscal Year ended December 31, 2016

Consolidated Statements of Operations, page 55

1.	We note you present cost of revenues for Equipment rentals and services and Products exclusive of depreciation and amortization. However, you do not disclose the amount of depreciation and amortization excluded from each line item. If you are relying on the accommodation outlined in SAB Topic 11:B, you should report either on separate lines or parenthetically the amounts of depreciation and amortization that are attributable to each line from which these have been excluded.

RESPONSE:

We acknowledge the Staff’s comment and after further consideration of SAB Topic 11.B, we will separately disclose depreciation and amortization excluded from cost of revenues related to Equipment rentals and services and depreciation and amortization excluded from cost of

Frank’s International N.V.

Mastenmakersweg 1

1786 PB, Den Helder

The Netherlands

www.franksinternational.com

revenues related to Products in the notes to our consolidated financial statements beginning with our Quarterly Report on Form 10-Q for the quarter ending September 30, 2017. The following table depicts the depreciation and amortization associated with each line for the years ended December 31, 2017, 2016 and 2015 (in thousands):

	2017	2016	2015
Equipment rentals and services	TBA	$101,260	$95,825
Products	TBA	4,254	4,233
General and administrative expenses	TBA	8,701	8,904

Total	TBA	$114,215	$108,962

Note 21 – Supplemental Cash Flow Information, page 87

2.	Please provide information regarding the noncash activities associated with conversion of the preferred stock and units of FICV held by Mosing Holdings, LLC as well as the recognition of the tax receivable agreement liability that was triggered by this conversion to comply with the disclosure requirements of FASB ASC 230-10-50-3.

RESPONSE:

We acknowledge the Staff’s comment. Pursuant to FASB ASC 230-10-50-3, Statement of Cash Flows, we will present information about all investing and financing activities that affect recognized assets or liabilities but that do not result in cash receipts or cash payments in future filings. This will include disclosure to present in our notes to our consolidated financial statements noncash activities associated with conversion of the preferred stock of $55.9 million, noncash activities related to the recognition of the tax receivable agreement liability of $124.6 million and the related non-cash deferred tax impact of the tax receivable agreement liability of $68.7 million beginning with our Quarterly Report on Form 10-Q for the quarter ending September 30, 2017.

Note 23 – Quarterly Financial Data (Unaudited), page 91

3.	Please expand your presentation to include gross profit in accordance with Item 302(a)(1) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and respectfully propose to expand the relevant disclosure to include gross profit beginning with our Annual Report on Form 10-K for the year ending December 31, 2017.

Closing Comments

In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact me at (713) 231-2548.

Very truly yours,

FRANK’S INTERNATIONAL N.V.

By:	/s/ KYLE MCCLURE
Name:	Kyle McClure
Title:	SVP and CFO

Enclosures

cc:	Jenifer Gallagher (Securities and Exchange Commission)
Alejandro Cestero (Frank’s International N.V.)
Ozong Etta (Frank’s International N.V.)